SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                Golden Eagle International, Inc.

                        (Name of Issuer)

            Common Stock, par value $.0001 per share

                 (Title of Class of Securities)

                           380961 10 2

                         (CUSIP Number)

                        Kevin K. Pfeffer
                       c/o Masood Sohaili
                      O'Melveny & Myers LLP
                400 South Hope Street, 15th Floor
                     Los Angeles, CA  90071
                         (213) 430-6000

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        November 1, 2002

     (Date of Event which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-
     1(g), check the following box [_].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kevin K. Pfeffer    SS# ###-##-####

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                             (a)  [   ]
                                             (b)  [   ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                        Item 2(d) [__]
                                        Item 2(e) [__]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Resident of Florida

                ---------------------------------------------------------------
                7    SOLE VOTING POWER
                     118,789,695 (includes 102,900,112 shares of
                     Common Stock issuable upon conversion of
                     certain convertible debentures described
                     herein)
  NUMBER OF
    SHARES      ---------------------------------------------------------------
                8    SHARED VOTING POWER

 BENEFICIALLY        0

   OWNED BY     ---------------------------------------------------------------
     EACH       9    SOLE DISPOSITIVE POWER
                     118,789,695 (includes 102,900,112 shares of
  REPORTING          Common Stock issuable upon conversion of
                     certain convertible debentures described
                     herein)
                ---------------------------------------------------------------

    PERSON      10   SHARED DISPOSITIVE POWER

     WITH            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     118,789,695 (includes 102,900,112 shares of Common Stock issuable upon conversion of certain convertible debentures described herein)


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                            [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.1%


14   TYPE OF REPORTING PERSON

     IN


ITEM 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.0001 per share (the "Common Stock"), of Golden Eagle International, Inc., a Colorado corporation (the "Issuer"). The principal executive offices of the Issuer are located at 12401 South 450 East, Building D2, Suite A, Salt Lake City, UT 84020.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Kevin
K. Pfeffer, with a residence at 740 Gulf Lane, North Captiva, FL
33924.  Mr. Pfeffer is a private investor.

          Mr. Pfeffer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of the funds used to make the purchase described herein were the personal funds of Mr. Pfeffer, and the aggregate amount of funds used to make the purchase described herein was $4,482,830.09.

ITEM 4.   PURPOSE OF TRANSACTION

          The purpose of the acquisition being reported on this statement on Schedule 13D is as an investment.

          Except as described in this statement on Schedule 13D, Mr. Pfeffer has no plans or proposals that relate to or would result in any of the following actions or events:

          a. the acquisition or disposition of any securities of the Issuer;

          b. an extraordinary corporate transaction involving the Issuer or its subsidiaries;

          c. the transfer of a material amount of assets of the Issuer or its subsidiaries;

          d. any change in the present board of directors or management of the Issuer;

          e. any material change in the capitalization or dividend policy of the Issuer;

          f. any other material change in the Issuer's business or corporate structure;

          g. changes in the Issuer's organizational documents or other actions which might impede the acquisition of control of the Issuer;

          h. a class of the Issuer's securities being delisted or no longer quoted;

          i. a class of the Issuer's securities becoming eligible for termination of registration under the Securities
Exchange Act of 1934; or

          j.   any similar action.

          Notwithstanding the foregoing, Mr. Pfeffer may determine to change his investment intent with respect to the Issuer at any time in the future. Mr. Pfeffer intends to vote his shares of Common Stock as he deems appropriate from time to time. In determining from time to time whether to sell his shares of the Common Stock (and in what amounts) or to retain such shares, Mr. Pfeffer will take into consideration such factors as he deems relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to Mr. Pfeffer. Mr. Pfeffer reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or any portion of his holdings of securities of the Issuer or to change his intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Pfeffer has sole voting and dispositive power over 118,789,695 shares of Common Stock (including 102,900,112 shares of Common Stock issuable upon conversion of certain convertible debentures described herein), representing 33.1% of the outstanding Common Stock.

          Except for the transactions reported in this statement on Schedule 13D, Mr. Pfeffer has not engaged in any other transactions in the Common Stock within the past 60 days.

          No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The following summary description is qualified in its entirety by reference to the full text of the agreement, which is incorporated herein by reference and filed as Exhibit 1.

                 Convertible Debenture Agreement

          On October 18, 2002, Mr. Pfeffer entered into a Convertible Debenture Agreement with the Issuer pursuant to which Mr. Pfeffer agreed to purchase from the Issuer a convertible debenture in the amount of $3,062,830.09, which includes principal and accrued interest through September 30, 2002. The form of Convertible Debenture Agreement is attached to this
Schedule 13D as Exhibit 1. Set forth below is a description of certain material provisions of the form of Convertible Debenture Agreement. On or after December 31, 2002, as more fully described below, these debentures will be convertible into 104,646,695 shares of Common Stock at the option of Mr. Pfeffer. This amount assumes that all principal and accrued interest through December 31, 2002 is converted.

          The Issuer must pay principal and interest on the convertible debentures to Mr. Pfeffer on January 2, 2004. Interest accrues on the principal amount at a rate of 10% per year, calculated monthly, except in the case of a default by the Issuer, in which case the interest rate increases to 12%. The Issuer may redeem the debentures five days prior to stated maturity by paying the principal and accrued interest.

          At any time on or after December 31, 2002, Mr. Pfeffer may convert principal and accrued interest, in whole or in part, into Common Stock, at a rate of the dollar amount to be converted divided by $.03. If Mr. Pfeffer converts the principal and accrued interest into any other outstanding or offered securities of the Issuer, the conversion rate is the dollar amount to be converted divided by of the average closing bid price for the class of security being purchased for the three most recent days on which trading in the security has taken place. If the security is not listed or quoted, the price will be the price per security of the market value of the securities as determined by an independent financial appraiser. For conversions with respect to interest accrued after December 31, 2002, the formula for conversion into Common Stock will be the dollar amount to be converted divided by 90% of the average closing bid price for the three most recent days on which trading has taken place, or if converted into other outstanding or offered securities of the Issuer, 90% of the average closing bid price for the class of security being purchased for the three most recent days on which trading has taken place, and if the security is not listed or quoted, then 90% of the price per security of the market value of the securities as determined by an independent financial appraiser.

          The agreement contains standard events of default, as well as a cross-default under indebtedness with a principal amount in excess of $50,000 and a judgment default with respect to judgments in excess of $50,000. The Issuer has a 30-day cure period in respect of all defaults. Mr. Pfeffer has agreed not to sell, sell short or cause any trading to take place in the market for any of the Issuer's securities into which the debentures may be converted that would in any way negatively effect the trading price of those securities, unless he has given a notice of conversion to the Issuer. Mr. Pfeffer has customary piggyback and demand registration rights with respect to his conversion securities. The Issuer is prohibited from incurring any future indebtedness which is senior in any respect to the convertible debentures.

          Other than the foregoing, there are no contracts, arrangements, understandings or relationships between Mr. Pfeffer and any person with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 1      Convertible Debenture Agreement

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 1, 2002

                              KEVIN K. PFEFFER


                              /s/ Kevin K. Pfeffer
                              --------------------------------

                          EXHIBIT INDEX



Exhibit No.                 Description


1                           Convertible Debenture Agreement

This Convertible Debenture has not been registered under the Securities Act of 1933 (the "Securities Act"), and is a "restricted security" as that term is defined in Rule 144 under the Securities Act. Neither this Convertible Debenture nor any securities issuable upon conversion may be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, the availability of which is to be established to the reasonable satisfaction of Golden Eagle International, Inc.

     CONVERTIBLE DEBENTURE and CONVERTIBLE DEBENTURE AGREEMENT

This Convertible Debenture and Convertible Debenture Agreement are made by and between GOLDEN EAGLE INTERNATIONAL, INC. (hereafter the "Borrower") and Kevin Pfeffer, a resident of Florida, (the "Lender"), on October 18, 2002, effective as of February 6, 2002 and is intended to supercede and replace all outstanding agreements between the Borrower and the Lender, such agreements (the "agreements") being for the following amounts:


--------  ----------      --------------  -----------------------------
Date      Amount ($)        Source of      Aggregate Amount of Shares
                              Funds         Beneficially Owned (Sole
                                          Voting and Dispositive Power)
--------  ----------      --------------  -----------------------------
02/06/02   $750,000       Personal Funds    25,000,000
01/22/02    $80,000       Personal Funds     2,666,666.7
01/07/02    $75,000       Personal Funds     2,500,000
12/06/01   $150,000       Personal Funds     5,000,000
11/20/01    $40,000       Personal Funds     1,333,333.3
11/06/01   $100,000       Personal Funds     3,333,333.3
10/12/01    $30,000       Personal Funds     1,000,000
10/03/01    $60,000       Personal Funds     2,000,000
09/19/01    $60,000       Personal Funds     2,000,000
08/03/01   $150,000       Personal Funds     5,000,000
07/16/01    $75,000       Personal Funds     2,500,000
07/05/01    $75,000       Personal Funds     2,500,000
06/14/01    $75,000       Personal Funds     2,500,000
04/19/01   $150,000       Personal Funds     5,000,000
04/04/01    $35,000       Personal Funds     1,166,666.7
03/01/01    $30,000       Personal Funds     1,000,000
02/15/01    $30,000       Personal Funds     1,000,000
12/08/00   $200,000       Personal Funds     6,666,666.7
11/29/00    $45,000       Personal Funds     1,500,000
09/05/00   $200,000       Personal Funds     6,666,666.7
08/23/00    $50,000       Personal Funds     1,666,666.7
07/13/00    $40,000       Personal Funds     1,333,333.3
07/12/00    $30,000       Personal Funds     1,000,000
02/10/00   $200,000       Personal Funds     6,666,666.7
01/27/00   $100,000       Personal Funds     3,333,333.3
--------  ----------      --------------  -----------------------------
Total    $2,830,000                          94,333,333.3 shares of
                                                          common stock

WHEREAS, the Borrower has borrowed $2,830,000 from the Lender in accordance with the terms and conditions set forth in the earlier agreements and herein, and

WHEREAS, the Lender has loaned $2,830,000 to the Borrower in accordance with the terms and conditions set forth in the earlier agreements and herein.

WHEREAS, the amounts provided to the Borrower as described in the preceding table have accrued unconverted interest from the date of advancement to September 30, 2002, in the total amount of $232,830.09 which interest the Borrower has not paid to the Lender.

THEREFORE, the Lender and the Borrower agree that this Convertible Debenture replaces in their entirety and supercedes in all respects the earlier agreements (none of which have any further force or effect) and further agree that the terms and conditions applicable to this Convertible Debenture and the funds that the Lender has advanced to the Borrower are as follows:

1. ACQUISITION OF CONVERTIBLE DEBENTURE. The Borrower hereby agrees to sell and the Lender agrees to buy the Convertible Debenture of the Borrower embodied in this Convertible Debenture Agreement. This Convertible Debenture shall have the principal amount of $3,062,830.09 (including the total amount advanced under the earlier agreements plus unpaid or unconverted interest accrued through September 30, 2002)("Principal"). The Borrower acknowledges that it has received full payment of or benefit from the Principal prior to the date hereof. In addition, a resolution of the Board of Directors of the Borrower authorizing the execution of this Convertible Debenture Agreement and Convertible Debenture is marked as Exhibit "A," and by this reference is made a part hereof.1ConConcond

2. CONVERTIBLE DEBENTURE TERM AND INTEREST RATE. The Principal and accrued Interest ("Interest") shall be due and payable to the holder thereof on January 2, 2004. The holder thereof may at its election extend the term of the Convertible Debenture for successive one (1) year periods upon written notice thereof to the Borrower.

     Interest on the Convertible Debenture shall accrue from September 30, 2002 at the rate of ten percent (10%) per annum, calculated monthly, until paid or converted. Interest and Principal shall be due and payable to the Lender upon maturity or earlier redemption or conversion. However, in the event of default, interest shall accrue at the rate of twelve percent (12%) per annum, calculated monthly, from the date of default.

3. REDEMPTION. The Borrower may only elect to redeem the Convertible Debenture by paying the Principal and accrued Interest of the Convertible Debenture five (5) days prior to final maturity of the Convertible Debenture, unless the Lender shall have already opted to convert. The foregoing notwithstanding, the Lender may convert the Principal and accrued Interest into any securities of the Borrower that are outstanding, or may be offered, pursuant to Paragraph 5 below upon three (3) days written notice of conversion ("Notice of Conversion"), at any time, except that a conversion into the common stock of the Borrower may not occur prior to December 31, 2002.

4. NEGOTIABILITY. The Convertible Debenture shall be saleable, transferable, assignable or otherwise negotiable, by the holder thereof, upon written notification to Borrower of the new holder and its address provided that the assignor and the assignee comply with federal and all applicable state securities laws in offering and in completing any such assignment. The Borrower hereby makes an unconditional promise to repay the Principal and accrued Interest of the Convertible Debenture on or before the date due to any permitted transferee and acknowledges that repayment to a transferee is not subject to any claims or defenses the Borrower may have against prior holders. Furthermore, it is agreed that all rights, benefits, representations and warranties made by the Borrower shall survive any sale, transfer, assignment, or other negotiation by Lender to a permitted transferee.

5. CONVERSION OF DEBT INTO BORROWER'S SECURITIES. The Holder (which includes the Lender and any permitted transferee) may elect at any time to convert the Principal and/or accrued Interest (to the day prior to the date Notice of Conversion is given to the Borrower), in whole or in part, except that a conversion into common stock of the Borrower may not occur prior to December 31, 2002 and further a conversion may not occur unless at the time of the conversion there exists an exemption from registration for the conversion under federal and applicable state securities laws. This conversion shall be made into as many securities (the "Conversion Shares"), of whatever class of stock or other securities of the Borrower outstanding, or which may be offered, at the designation of the Holder, as equals the dollar amount to be converted pursuant to the following:

     If converted into the common stock of the Borrower, the conversion shall be for the amount of stock as equals the dollar amount converted divided by $.03.

     As to any other class of stock, or other security outstanding or offered by Borrower, then the conversion shall be made at the amount as equals the dollar amount converted divided by the average closing bid price for the class of stock or other security being purchased as reported by the OTC Bulletin Board (or such other public market on which the securities are traded) for the three (3) most recent days on which trading in the security takes place prior to the date of the Lender's Notice of Conversion to the Borrower. However, should the class of stock or security not be traded and quoted on a public market, then the price shall be the price per share or per security of the market value of such securities as determined by an independent, financial appraiser which is agreeable to both Borrower and Lender.

However, for any conversion with respect to accrued Interest accruing after December 31, 2002, the conversion of such accrued
Interest will be pursuant to the following:

     If converted into the common stock of the Borrower, or in the election of the Holder any other class of stock, or other security outstanding or offered by the Borrower, then the conversion shall be made at the amount as equals the dollar amount converted divided by ninety percent (90%) of the average closing bid price for the class of stock or other security being purchased as reported by the OTC Bulletin Board (or such other public market on which the securities are traded) for the three (3) most recent days on which trading in the security takes place prior to the date of the Lender's Notice of Conversion to the Borrower.

     Should the class of stock or security not be traded and quoted on a public market, then the price shall be ninety percent (90%) of the price per share or per security of the market value of such securities as determined by an independent, financial appraiser which is agreeable to both Borrower and Lender.

6. DEFAULT. Each of the following events shall be and shall constitute an event of default under this Agreement, and Borrower shall have a duty to inform Lender of the occurrence of any such default within ten (10) calendar days of such occurrence

     (a) Any default by the Borrower in the punctual payment of the Principal and accrued Interest of the outstanding Convertible Debenture when, and as, the same shall become due and payable.

     (b) Any default by the Borrower under, or breach by the Borrower in the performance of, any covenant, agreement, warranty, representation or condition contained in this Agreement or the Convertible Debenture;

     (c)  If the Borrower or its subsidiaries shall:

          (i) apply for, or consent to, the appointment of a receiver, trustee, or liquidator of the Borrower or its subsidiaries for all or substantially all assets of the Borrower or its subsidiaries;
          (ii) file or be served with any petition for relief under the Bankruptcy Code or any similar federal or state law or admit in writing its inability to pay its debts as they become due; or
          (iii)  make a general assignment to or for the
                 benefit of creditors;

     (d) If any pleading shall be filed in any court or other forum seeking the adjudication of the Borrower or its subsidiaries as a bankrupt or insolvent, the appointment of a receiver, trustee, or liquidator of the Borrower or its subsidiaries or of all or substantially all of their assets which pleading shall not be dismissed within ninety (90) days; or a court shall have entered a decree or order for relief in respect of the Borrower or its subsidiaries in an involuntary case under applicable bankruptcy, insolvency, or other similar law now or hereafter in effect, or ordering the winding-up or liquidation of its affairs; or

     (e) The filing of any tax lien respecting any of the assets of the Borrower or its subsidiaries;

     (f) A default under any bond, debenture, note or other evidence of indebtedness by the Borrower or any subsidiary under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of such type by the Borrower or any subsidiary with a principal amount then outstanding in excess of $50,000, or any failure to pay off when due, or extend without inducement to its guarantor, the specific indebtedness to Frost Bank; or

     (g) A final judgment for the payment or money shall be entered against the Borrower or any subsidiary in an aggregate amount in excess of $50,000 by a court of competent jurisdiction, which judgment remains undischarged for a period of 45 days after the right to appeal has expired; or

     (i) The foregoing notwithstanding, the Borrower shall have thirty (30) days from the date of such default to cure said default, other than a default under Section 6(a). Upon such cure the terms of the Convertible Debenture shall continue in effect.


7. REMEDIES UPON DEFAULT. Upon the occurrence of any one or more of the events of default described in Section 6 of this Agreement and subject solely to the Borrower's actual cure of the default pursuant to Section 6(i), the holder of the Convertible Debenture at its option, and in its sole discretion, may declare the unpaid balance of the Principal and accrued Interest, together with any further amount as shall be sufficient to cover costs and expenses of collection, including attorney's fees, immediately due and payable as fully and as completely as if said aggregate sum was originally agreed to be paid at such time, all without notice or demand, which are hereby expressly waived by the Borrower. In addition, thirty (30) days after the occurrence of any one or more of such events of default, the holder may proceed to enforce payment of the Principal and accrued Interest, together with any further amount as shall be sufficient to cover costs and expenses of collection, including attorney's fees, including conversion as set out in paragraph 5 above, default Interest, as accelerated as above provided, and any and all other duties, obligations and liabilities secured by this Agreement and the Convertible Debenture.

8. LOCATION OF TRANSACTION. The offer and acceptance of the Convertible Debenture, and any subsequent election to convert any portion of this Convertible Debenture into common stock or other securities as provided by Section 5 above, shall be deemed concluded at the office of the Borrower, 12401 South 450 East, Bldg. D2, Suite A, Salt Lake City, Utah 84020.

9.   EXEMPTION OF THIS DEBENTURE FROM REGISTRATION.   The Borrower
and the Lender agree that the offer and acceptance of this Convertible Debenture is exempt from the registration requirements of Section 5 of the Securities Act of 1933, pursuant to an exemption specified in Sections 4(2) and 4(6) of the Securities Act and rules thereunder. The securities being offered by the Borrower to the Lender, in the event that the Lender exercises its conversion rights to purchase Borrower's common stock or other securities pursuant to this Agreement, have not been registered under the Securities Act of 1933 or applicable State blue sky or securities laws and are offered under the exemptions from registration discussed above. If Lender exercises its conversion rights, the securities so purchased cannot be sold, transferred, assigned or otherwise disposed of, except in compliance with this Convertible Debenture Agreement and the applicable Federal and State securities laws and regulations.

10.  REPRESENTATIONS, WARRANTIES AND COVENANTS OF BORROWER.  The
Borrower represents, warrants and covenants to the Lender as follows:

     (a) The Borrower shall maintain accurate records and books of account, in accordance with generally accepted accounting principles, consistently applied throughout the periods included therein, and the Lender shall have the right to receive and review Borrower's SEC filings and financial statements contained therein;

     (b) The Borrower shall pay and discharge when due all taxes, levies and other charges which are or, if they remain unpaid, may become a lien against its or its subsidiaries' properties or assets;

     (c) The Borrower shall maintain adequate insurance against loss or damage to all of its or its subsidiaries' properties and assets and will maintain insurance deemed by the Borrower to be adequate against loss or damage to all of its or its subsidiaries' properties and assets and liability for damage to the person or property of others;

     (d) The Borrower shall notify the Lender if, at any time, it changes the address of the office where it keeps its books and records.

     (e) The Borrower shall maintain its and its subsidiaries' corporate existence and comply with all valid and applicable statutes, rules, ordinances, regulations or orders, federal, state and local, maintain its and its subsidiaries' franchises, and maintain its and its subsidiaries' properties in good operating conditions;

     (f)  The Borrower shall at all times that the Convertible
          Debenture is outstanding, maintain an adequate number of authorized but un-issued shares of common stock necessary for the conversion of the Principal and accrued Interest, such shares to be issued free and clear of pre-emptive and similar rights, taxes, liens, charges and interests.

     (g) The Borrower, concurrent with the issuance hereof, shall deliver a certified copy of a resolution of its board of directors authorizing the Borrower's transfer agent to issue the fully paid and non-assessable Conversion Shares upon Notice of Conversion, directing the transfer agent to issue the Conversion Shares upon Notice of Conversion, and granting the transfer agent full irrevocable authority to act upon the Notice of Conversion upon receipt, subject only to appropriate legal opinions regarding the availability of any exemption from registration for such conversion under federal and applicable state securities laws.

     (h) The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is qualified or authorized to do business as a foreign corporation and is in good standing in all jurisdictions in which qualification or authorization may be required and has all requisite corporate power and authority, licenses and permits to own or lease and operate its properties and any of its business as presently being conducted and to execute, deliver and perform this Agreement, the Convertible Debenture, and consummate the transactions contemplated hereby.

     (i) The Borrower is a Reporting Company whose common stock is registered with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 as amended. The Borrower represents and warrants that it will file all such reports as required and that the information contained therein does not and will not contain any misstatement of material information or any omission of information necessary to make the information provided not misleading.

     (j) All covenants and agreements in this Agreement and the Convertible Debenture by the Borrower shall bind its successors and assigns, whether so expressed or not. No payment, distribution or other action may be taken by any subsidiary of the Borrower with respect to this Agreement or the Convertible Debenture if the Borrower would be prohibited from taking such action.

     (k) Neither the Borrower nor any of its subsidiaries shall incur, create, issue, assume, guarantee or otherwise become liable for any indebtedness that is senior in any respect to the Convertible Debenture without the prior written consent of the Lender.


11. REPRESENTATIONS AND WARRANTIES OF LENDER. The Lender represents and warrants to the Borrower as follows:

     (a) Lender is an accredited investor within the definition set out in Section 2(a)(15) of the Securities Act, which definition has been provided to Lender.

     (b) The offer and acceptance of the Convertible Debenture, and the Conversion Shares to be received upon conversion thereof, shall have taken place only after a thorough review of all information the Borrower has made publicly available, all additional questions that the Lender has based on its review of such information have been adequately addressed, and review and execution by Lender of Borrower's current Subscription Agreement that has been provided to Lender. In addition, the Lender represents that he has consulted with his legal, financial, and tax advisors regarding the advisability of this Agreement and the Convertible Debenture to the extent the Lender has determined such consultation to be necessary or appropriate in the circumstances.

     (c) The Lender is aware that the Convertible Debenture and Conversion Shares have not been and might not be registered with the U.S. Securities and Exchange Commission, and may only be sold in accordance with applicable law and regulations.

          The Lender is acquiring the Convertible Debenture and Conversion Shares received upon conversion thereof for investment purposes only and not with a view to the further distribution thereof, and the Lender has not entered into any agreement or other arrangement or understanding with any party regarding the resale of this Agreement, the Convertible Debenture, the Conversion Shares, or any interest or partial interest therein.

     (d) The Lender will not sell, sell short or cause any trading directly or indirectly to take place in the market for any of the Borrower's securities into which Principal or accrued Interest of the Convertible Debenture may be converted that would in any way negatively affect the trading price of such securities until after a Notice of Conversion is given to the Borrower.

12. RIGHTS AND REMEDIES. Each right, power or remedy of the Lender or its assignee upon the occurrence of any event of default as provided for herein, or now or hereafter existing at law or in equity or by statute, shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for herein or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Lender or its assignee of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise of any or all such other rights, powers or remedies. The Borrower covenants that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take benefit or advantage of, any stay, usury or extension law wherever enacted or now or at any time hereafter in force, which may effect the covenants or performance of this agreement.

13. FAILURE TO ACT AND WAIVER. No failure or delay by the holder to insist upon the strict performance of any term hereof or to exercise any right, power or remedy consequent upon an event of default hereunder shall constitute a waiver of any such term or of any such breach, or preclude the holder from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable hereunder, the holder shall not be deemed to waive the right either to require payment when due of all other amounts payable hereunder, or to declare an event of default hereunder for failure to effect such payment of any such other amount.

14. REGISTRATION RIGHTS. If the Borrower proposes to register under the Securities Act shares of its Common Stock, the Borrower shall include in such registration all Conversion Shares that the Lender desires to include therein. In addition, within 90 days of the Borrower's receipt of a written request from the Lender (provided such request is received after the Lender has filed the Form 10-KSB for the period ended December 31, 2002), or as soon after that filing as practical, the Borrower shall prepare and file a registration statement under the Securities Act for the purpose of effecting a registration of the Conversion Shares. The Borrower shall use its reasonable best efforts to effect such registration and to keep the registration continuously effective. In either case, the Borrower shall enter into such agreements as are customary and take such other actions as are reasonably necessary in order to expedite or facilitate the disposition of the Conversion Shares, including without limitation the listing of all Conversion Shares on each securities exchange or other trading market on which securities of the same class or series are then listed. The Borrower shall also file the reports required to be filed by it under the Securities Exchange Act of 1934, so as to enable the Lender to sell Conversion Shares pursuant to Rule 144. All reasonable costs of such registration and listing of securities shall be borne by Lender. In addition, the Lender will provide information necessary regarding the Lender and its ownership of the Conversion Shares necessary for inclusion in any such registration statement, and will enter into customary cross-indemnification agreements with respect to the information provided by the Lender.

15. ACCEPTANCE OF INVESTMENT INTENT AND ESTOPPEL. In reliance upon the representations and warranties of the Lender, the Borrower affirmatively accepts and acknowledges: the Lender's investment intent; that the Lender is not an "underwriter" as defined by Section 2(a)(11) of the Securities Act; and that the Borrower shall be estopped from asserting as either a claim or defense that the Lender is an underwriter as a result of the purchase of the Convertible Debenture or conversion thereof.

16. BROKERAGE FEES AND OTHER EXPENSES. The Borrower and Lender agree that there are no brokerage fees or commissions due related to the execution or performance of the Convertible Debenture
Agreement or the Convertible Debenture.   Each shall bear its own
incidental expenses of the transaction including any attorney's fees. In addition, the Borrower and Lender agree that there is no finder fee or other payment due to any third party as result of this transaction.

17. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The Representations and Warranties set forth above shall survive the execution of this Agreement and may be relied upon by either Party so long as the relying Party does not have actual knowledge of the invalidity or inaccuracy of said Representations and Warranties.

18. INDEMNIFICATION. Borrower agrees to indemnify and hold harmless Lender for any liability arising to Lender after closing from Lender's reliance on Borrower's Representations and Warranties. Lender also agrees to indemnify and hold harmless Borrower for any liability arising to Borrower after closing from Borrower's reliance on Lender's Representations and Warranties.

19. COUNTERPARTS/FACSIMILE SIGNATURES. This Agreement may be executed in counterpart signatures and the Parties agree that a facsimile signature transmitted from a known telephone number of either Party shall be deemed to be an original signature.

20. GOVERNING LAW. This Agreement and Debenture shall be construed and enforced in accordance with the laws of the United States and the State of Utah, without regard to conflicts of law. In the event that any dispute should arise pertaining to this Agreement and Debenture, the parties agree that jurisdiction shall vest only in the State or Federal Courts located in Salt Lake City, Utah in order to resolve such dispute.

21. NOTICES. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) on date of delivery if delivered personally or (b) on the fifth day after being sent by certified mail, return receipt requested, with postage prepaid, or by courier service, return receipt requested, as follows:

     Borrower: Jennifer T. Evans, Corporate Secretary
               GOLDEN EAGLE INTERNATIONAL, INC.
               12401 South 450 East, Bldg. D2, Suite A
                Salt Lake City, Utah 84020

     Lender:   Kevin Pfeffer
               740 Gulf Lane
               P.O. Box 0606
               Pineland, FL 33945


22. ENTIRE AGREEMENT. This Agreement and the Convertible Debenture constitute the entire agreement between the parties hereto and supersede all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof and thereof. This Agreement may not be amended or modified, except by a written agreement signed by all parties hereto.


EXECUTED AND ACKNOWLEDGED on the date first set out above.


GOLDEN EAGLE INTERNATIONAL, INC.

By: /s/ Terry C. Turner                  /s/ Kevin Pfeffer
    ---------------------------          -----------------------------
    Terry C. Turner, President               Kevin Pfeffer